AllianceBernstein Municipal Income Fund, Inc.
                           1345 Avenue of the Americas
                            New York, New York 10105

                                                March 20, 2009

Mr. Keith O'Connell, Senior Counsel
Ms. Sheila Stout
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

     Re: AllianceBernstein Municipal Income Fund, Inc. (the "Company") Registration Statement on Form N-14
          File Nos. 33-7812 and 811-04791
          -------------------------------

Dear Mr. O'Connell and Ms. Stout:

     In connection with the Company's Registration Statement on Form N-14 filed with the Securities and Exchange Commission on February 20, 2009, as amended on March 20, 2009, and in accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 thereunder, the undersigned hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective on March 23, 2009.

                                   Very truly yours,

                                   AllianceBernstein Municipal Income Fund, Inc.


                                         By: /s/Andrew L. Gangolf
                                             -------------------------------
                                                Andrew L. Gangolf
                                                Assistant Secretary

SK 00250 0457 979228